Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 11, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Jessica Plowgian

Intelsat Global Holdings S.A.

Amendment No. 4 to Registration Statement on Form F-1 (File No. 333-181527)

Ladies and Gentlemen:

On behalf of Intelsat Global Holdings S.A., a Luxembourg société anonyme (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 4 (“Amendment No.4”) to the Registration Statement (the “Registration Statement”) on Form F-1 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 3 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2012.

Amendment No. 4 reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter from Larry Spirgel, dated December 5, 2012 (the “Comment Letter”). Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the response to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

General

1.

We note that your cash from operating activities has declined for both financial periods presented (December 31, 2011 vs. December 31, 2010 and September 30, 2012 vs. September 30, 2011). We also note your risk factor discussing your reliance on cash from operations to satisfy your debt service obligations. Please expand your MD&A and risk factor disclosure to address the reasons behind the decrease in your cash from operating activities and whether the decline is indicative of a future negative trend, and if so, how you expect it to affect your debt service obligations.

Response to Comment 1

The Company notes the Staff’s comment and advises that it has revised the Registration Statement in respect of the Staff’s comment to highlight the primary reasons for the decline in its net cash provided by operating activities for 2011 compared to 2010 (more interest paid in cash rather than in kind, offset in part by higher customer prepayments) and for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 (lower customer prepayments). Please see pages 69 and 70 in Amendment No. 4. The Company also respectfully advises the Staff that it does not believe that the two declines referred to in the Staff’s comment constitute a trend for the following reasons. The declines were caused by different factors as stated above, which included customer prepayments received under our long-term service contracts. These prepayments vary based on service contract terms and only impact net cash provided by operations when received. Further, one of the important uses of the Company’s cash from operating activities is to fund its cash interest payments on third-party debt. Excluding cash interest paid, the Company’s net cash provided by operating activities actually increased by $139.9 million for the year ended December 31, 2011 compared to the year ended December 31, 2010, while decreasing by $107.9 million for the nine months ended September 30, 2012 as compared to 2011, as outlined below.

	Year Ended December 31, 2010	Year Ended December 31, 2011	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2012
	(in millions)
Net cash provided by operating activities	$1,018.2	$915.9	$669.8	$558.9
Interest paid, net of amounts capitalized	954.5	1,196.7	922.1	925.1

Total	$1,972.7	$2,112.6	$1,591.9	$1,484.0

Variance		$139.9		$(107.9)

Management therefore does not believe that the changes in net cash provided by operating activities are indicative of future trends. In addition, the Company notes that on page 30 in the “Risk Factors” section of the Registration Statement there is a statement as to the risks associated with insufficient cash flows from operations, which reads as follows: “If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital.” (See “Risk Factors—Risk Factors Relating to Our Capital Structure—To service our third-party indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our third-party debt service obligations could harm our business, financial condition and results of operations.”). Since, as explained above, the Company does not believe that the changes in net cash provided by operating activities are indicative of a future negative trend, the Company believes that the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Risk Factor disclosures in Amendment No. 4 sufficiently address the Staff’s concerns.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3309 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

Enclosure

cc:	Phillip L. Spector, Esq.
Intelsat Global Holdings S.A.

Raymond Y. Lin
Latham & Watkins LLP